UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41313

BROOKFIELD BUSINESS HOLDINGS CORPORATION

(Translation of registrant’s name into English)

Brookfield Place

225 Liberty Street, 8th Floor

New York, NY 10281-1048

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

EXHIBIT LIST

Exhibit	Title

99.1	Certificate of Change of Name, Notice of Articles and Articles of Brookfield Business Holdings Corporation (formerly Brookfield Business Corporation)
99.2	Notice of Change in Corporate Structure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS HOLDINGS CORPORATION

Date:	March 27, 2026	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Managing Director and General Counsel